Exhibit (a)(3)

Press Release

BOARD OF DIRECTORS BELIEVES THE AMENDED BULLDOG-ANCORA TENDER

OFFER IS NOT IN SHAREHOLDERS’ BEST INTERESTS

BALTIMORE, MARYLAND, June 16, 2020 —The Board of Directors of Adams Natural Resources Fund, Inc. (NYSE: PEO) has reviewed the tender offer amendments (“Offer”) made on June 15 and 16 by Bulldog Investors, LLC and Ancora Advisors, LLC (the “Group”), and remains confident that the Offer is not in long-term shareholders’ best interests. To remain a PEO shareholder, you do nothing and ignore the Offer. After careful consideration of the Offer, the Board has concluded that:

The Amended Offer is still a Bad Deal for Shareholders. The Group has asked shareholders to reconsider an offer that remains within the same price range as their initial offer that expired on June 12, 2020, and that could still be lower than the market price of shares on the pricing date. Demonstrating how bad this noncompetitive offer is, the Board is not aware of any closed-end fund tender offer that has been made at such a low price in the past ten years, based on its research.

The Group’s initial offer failed, garnering less than 5% of the outstanding shares. The Board believes the Group, with its amended Offer, is making a desperate attempt to acquire more shares. While the Group says shareholders deserve an opportunity to realize close to net asset value for their shares, tendering shareholders would receive significantly less. Shareholders overwhelmingly agreed with the Board and did not participate in the Group’s initial offer, and the Board again recommends that shareholders not participate in this amended Offer.

Shareholders Should Not Feel Pressured to Sell in Volatile Markets. The Group is conducting its hostile offer in the midst of the unprecedented COVID-19 pandemic and depressed energy markets to exploit shareholder uncertainty during this time of extreme market volatility. The Board strongly believes that tendering shares during global uncertainty is not in long-term shareholders’ best interests.

The Fund, with Its 90-year History, Provides Real Benefits to Shareholders. The Fund provides a minimum annual 6% distribution and high-quality active management that places an emphasis on risk management and positions the Fund to benefit from a rebound in energy markets, which tendering shareholders would lose. The Board strongly believes the leadership provided by the Fund’s high-quality investment team of this Morningstar 5-Star fund is extremely important in the current energy environment.

This Is A Bad Deal. To Keep Your Shares – Do Nothing.

If you want to keep your Fund shares, ignore the Offer and any messages you receive from your broker. No action is required.

Since 1929, Adams Funds has consistently helped generations of investors reach their investment goals. Adams Funds is comprised of two closed-end funds, Adams Diversified Equity Fund, Inc. (NYSE: ADX) and Adams Natural Resources Fund, Inc. (NYSE: PEO). The Funds are actively managed by an experienced team with a disciplined approach and have paid dividends for more than 80 years across many market cycles. The Funds are committed to paying an annual distribution rate of 6% or more, providing reliable income to long-term investors. Shares can be purchased through our transfer agent or through a broker. For more information about Adams Funds, please visit: adamsfunds.com.

Contact:

Lyn Walther │ Director of Shareholder Communications │800.638.2479 │investorrelations@adamsfunds.com

500 East Pratt Street, Suite 1300, Baltimore, MD 21202 │ 410.752.5900 │ 800.638.2479 │ adamsfunds.com